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                                                                    Exhibit 99.9


BBC RADIO

INTERVIEW WITH SURESH SENAPATY, CHIEF FINANCE OFFICER, WIPRO LIMITED

CORRESPONDENT: Can you give break up of your performance reported today?

SURESH: Well, I think that results have been as we had targeted and budgeted for in terms of the guidance because if you look at over all revenue delivered about $195 million which is ahead of the guidance that we had given. In terms of operating margin being in decline that was also guided for in the sense that we had said that we will continue to invest in the S&M which we have done, we have said that there are pricing pressures and the effect of that was taken, but the counters that we have taken are

      a) We have increased utilization by 3 percentage points therefore it has mitigated the margin decline by about 1.4%

      b) We had some product sales and some termination fees and IP sales which are not uniform across every quarter which we had in Q4 but did not have it for Q1 impact of that was about 1.5%

      Net to Net there was a decline in the OM in the Global IT business by about 2.4%, which was in line with what sort of had been anticipated.

CORRESPONDENT: Do you think the general economic slow down has had an impact on your performance? If not, what is the reason?

SURESH: Well economic slowdown is affecting Wipro and the other players in the industry in terms of putting price pressures, now you know that the IT budgets are really not going up, the same IT budget people are wanting more bang for the buck, and therefore more and more offshoring is being driven from that concept, and that is the reason, this is the third year consecutive where the US economy has not done well and therefore pricing pressures are there. However, if you look at the last quarter we have seen a little bit of tempering of this pricing pressure and the way we are going ahead is that on the BPO side we are growing the business faster as you have seen last quarter we did about $17.1 million about 19% sequential growth and the $210 million guidance for the next quarter does have the BPO services which has a sequential decent growth.

CORRESPONDENT: How have your acquisitions performed this quarter? Especially the AMS one?

SURESH: We have made it profitable this quarter, last quarter we had an acquisition of a financial securities practice called Wipro NerveWire. It has posted Rs.100 million of losses. It will perhaps continue with losses for a few quarters before we are able to get the value of the synergy and become profitable.

CORRESPONDENT: What are the parameters that determine an acquisition?

SURESH: We have gone ahead with those acquisitions where we have sort of experience and expertise in terms of people working from overseas. We had our share of difficulties and easiness and low-hanging fruit benefit which has gone through and after having seen the successes that we have achieved in case of Wipro Spectramind and
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Utility practice, it gives us confidence that we can stay on track, go ahead with more acquisitions to supplement our organic growth.

CORRESPONDENT: Do you see the competition from other Asian countries increasing and eating into your pie?

SURESH: Well, I suppose that in the long term it could be. But as of now, the impact has not been felt at all. Because of the advantages that Indian companies have in terms of large mass of people who can speak good English, the quality processes and the project management skills that Indian companies have in terms of professionals that work for them. I suppose that it will take some time before other countries pick up and Indian companies will have to do something different to keep the competitive edge ahead.

CORRESPONDENT: How do you think Indian companies can keep up their lead?

SURESH: Well the different things would be

      a)    Efficient training

      b)    Significantly enhancing the quality processes

      c)    Going up the value chain

Thank you very much. Bye-Bye. Thank you.